

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 25, 2014

<u>Via E-Mail</u>
Mr. Ronald J. Knutson
Chief Financial Officer
Lawson Products Inc/New/DE
8770 W. Bryn Mawr Ave, Suite 900
Chicago, IL 60631

> **Re: Lawson Products Inc/New/DE**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **Form DEF 14A**
> **Filed March 28, 2014**
> **File No. 0-10546**

Dear Mr. Knutson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief